Schedule 13G	Page 1 of 8

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Vyant Bio, Inc.

(Name of Issuer)

Common Stock, $0.0001 value

(Title of Class of Securities)

92942V109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 8

CUSIP No. 92942V109

1.	Names of Reporting Persons. FOD Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 1,474,935
	6.	Shared Voting Power:
	7.	Sole Dispositive Power: 1,474,935
	8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,474,935
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.09%*
12.	Type of Reporting Persons (See Instructions): OO

*The percentage is calculated based upon total outstanding shares of 28,989,623, as of November 9, 2021, as set forth in the Issuer’s Form 10-Q, filed on November 12, 2021.

Schedule 13G	Page 3 of 8

CUSIP No. 92942V109

1.	Names of Reporting Persons. Michael T. Raymond
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 1,474,935
	6.	Shared Voting Power: N/A
	7.	Sole Dispositive Power: 1,474,935
	8.	Shared Dispositive Power: N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,474,935
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.09%*
12.	Type of Reporting Persons (See Instructions): IN

*The percentage is calculated based upon total outstanding shares of 28,989,623, as of November 9, 2021, as set forth in the Issuer’s Form 10-Q, filed on November 12, 2021.

Schedule 13G	Page 4 of 8

Item 1. (a)	Name of Issuer: Vyant Bio, Inc. (the “Issuer”)

Item 1. (b)	Address of Issuer's Principal Executive Offices: 2 Executive Campus, 2370 State Route 70, Suite 310, Cherry Hill, NJ 08002

Item 2. (a)	Name of Person Filing:

This Schedule 13G is being filed by FOD Capital, LLC (“FOD Capital”) and Michael T. Raymond (the “Manager”) with regard to common stock of Vyant Bio, Inc., a Delaware corporation (the “Issuer”). FOD Capital is a family investment fund organized as a limited liability company under the laws of the State of Florida. The power to vote and dispose or direct the disposition of the securities of the issuer on behalf of FOD Capital is vested in Mr. Raymond, as portfolio manager. As of the date of signing of this report, Mr. Raymond, as the Manager of FOD Capital, has the sole power to vote and dispose or direct the disposition of 1,474,935 shares of common stock (or securities convertible into common stock) of the Issuer owned by FOD Capital.

Item 2. (b)	Address of Principal Business Office or, if none, Residence:

The principal business office of FOD Capital, LLC. is located at:

7009 Shrimp Road

Suite 4

Key West, FL 33040

The principal business office of Michael T. Raymond is located at:

Michael T. Raymond

2600 W. Big Beaver Rd.

Suite 300

Troy MI 48084

Item 2. (c)	Citizenship: FOD Capital is a limited liability company organized under the laws of the State of Florida. Mr. Raymond is a citizen of the United States of America.

Item 2. (d)	Title of Class of Securities: Common Stock

Schedule 13G	Page 5 of 8

Item 2. (e)	CUSIP Number: 92942V109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

FOD Capital -- 1,474,935

Mr. Raymond -- 1,474,935

(b)	Percent of class:

FOD Capital -- 5.09%*

Mr. Raymond -- 5.09%*

Schedule 13G	Page 6 of 8

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

FOD Capital -- 1,474,935

Mr. Raymond -- 1,474,935

(ii)	Shared power to vote or to direct the vote: N/A

(iii)	Sole power to dispose or to direct the disposition of:

FOD Capital -- 1,474,935

Mr. Raymond -- 1,474,935

(iv)	Shared power to dispose or to direct the disposition of: N/A

*The percentage is calculated based upon total outstanding shares of 28,989,623, as of November 9, 2021, as set forth in the Issuer’s Form 10-Q, filed on November 12, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

FOD Capital, LLC

By:	/s/ Michael T. Raymond
Michael T. Raymond, Manager

Michael T. Raymond

By:	/s/ Michael T. Raymond
Michael T. Raymond, Individually

Schedule 13G	Page 8 of 8

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer”. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: February 14, 2022

FOD Capital, LLC

By:	/s/ Michael T. Raymond
Michael T. Raymond, Manager

Michael T. Raymond

By:	/s/ Michael T. Raymond
Michael T. Raymond, Individually